MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

February 14, 2024

Via Edgar Correspondence

Austin Pattan, Esq.

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mag Mile Capital, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 13, 2023
File No. 333-274354

Dear Mr. Pattan:

Mag Mile Capital, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2023, with respect to the registration statement on Form S-1 (File No. 333-274354) that was submitted to the Commission on September 6, 2023 and amended by Amendment No. 1 filed on December 13, 2023 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.

Form S-1/A filed December 13, 2023

Prospectus Summary, page 4

1. We note your response to our prior comment 3 including your statement that you “service a number of significant customers that own hotels and that have a license to be branded by one of these companies.” Please qualify this statement by providing a detailed discussion of your material customer relationships for the periods presented. Your revised disclosure should include whether you generate material revenue concentration from these customers and whether you have any material agreements with them.

Response: We have provided in Amendment No. 2 a detailed discussion of our material customer relationships for the periods presented with the franchisees of the hotel brands mentioned, including the material revenues generated from these customers and that we did not have any material agreements with the hotel brands.

Austin Pattan, Esq.

February 14, 2024

2. Please provide unaudited interim financial statements for the nine-month periods ended September 30, 2023 and 2022 that reflect the reverse merger consummated on March 20, 2023 in an amended filing.

Response: We have provided in Amendment No. 2 our unaudited interim financial statements for the nine-month periods ended September 30, 2023 and 2022 that reflect the reverse merger consummated on March 20, 2023.

3. Refer to the Index to Consolidated Financial Statements on page F-10. Please delete the reference to “audited” for the Balance Sheets as of July 31, 2022.

Response: We have amended our disclosure to delete the reference to “audited” for the Balance Sheets as of July 31, 2023.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at rshah@magmilecapital.com.

Sincerely,

/s/ Rushi Shah

Rushi Shah, President and CEO

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC

Encl.